December 6, 2018

Bharat Mahajan
Chief Financial Officer
Daseke, Inc.
15455 Dallas Parkway
Suite 550
Addison, Texas 75001


       Re: Daseke, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed March 16, 2018
           Form 10-Q for the Quarter Ended September 30, 2018
           Filed November 6, 2018
           File No. 001-37509

Dear Mr. Mahajan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

1. We note your discussion of your results of operations for each segment includes a discussion of revenue and certain operating expense line items. In light of the fact that it appears from Note 18 that your segments are evaluated based on revenue and operating income, and the fact that the Flatbed Solutions segment has proportionately higher operating income as a percentage of revenue when compared to the Specialized Solutions segment, revise to include a discussion of a segment profitability measure, such as operating income, within MD&A.
 Bharat Mahajan
FirstName LastNameBharat Mahajan
Daseke, Inc.
Comapany6, 2018
December NameDaseke, Inc.
Page 2
December 6, 2018 Page 2
FirstName LastName
Non-GAAP Financial Measures, page 52

2. We note your disclosure on page 35 stating that the company uses a number of primary indicators to monitor its revenue and expense performance and efficiency, including
         Adjusted EBITDA, Adjusted EBITDAR, free cash flow and adjusted operating ratio, and its key drivers of revenue quality, growth, expense control and operating efficiency.
         Please address the following items:

             With respect to Adjusted EBITDAR, in light of the fact that it adjusts for tractor operating lease charges which is a normal, recurring cash operating expense necessary to operate your business, please revise to disclose, if true, that this measure is a valuation metric and to add disclosure emphasizing the limitations of its use, including that it should not be viewed as a measure of performance. Please revise Forms 10-Q and other filings as appropriate.
             With respect to free cash flow, please note that it is a liquidity measure that should be reconciled to the most comparable GAAP measure, that is, cash flows from operating activities. Please revise your presentation in future filings accordingly. When revising your presentation and usefulness description, please refer to Staff's Compliance
             & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, Question
             No. 102.07, updated on April 4, 2018 for guidance. Please revise Forms 10-Q and other filings as appropriate.
             With respect to the adjusted operating ratio, we note that it is presented together with its comparable GAAP measure, operating ratio. Please define operating ratio and revise your presentation to clearly reflect the calculations for its reconciliation to the most comparable GAAP measure, the operating ratio.
Item 9A. Controls and Procedures, page 65

3. We note that management has conducted an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2017 based on the criteria established in the Internal Control- Integrated Framework issued by the Committee of
         Sponsoring Organizations of the Treadway Commission (COSO). Tell us and revise to disclose whether you applied the 1992 or 2013 COSO framework in your assessment.
         Please refer to Item 308(a)(2) of Regulation S-K.
Note 1 - Nature of Operations and Summary of Significant Accounting Policies Goodwill and Intangible Assets, page F-8

4. We note that intangible assets consist of indefinite lived trade names and definite lived non-competition agreements and customer relationships and are amortized using the straight-line method. In light of the materiality of goodwill and intangible assets associated with acquisitions and the fact that adjustments to purchase price allocations are pending for several of them that may have a material impact to the financial statements,
 Bharat Mahajan
Daseke, Inc.
December 6, 2018
Page 3
      please tell us why management believes that a straight-line amortization for these other intangible assets is appropriate vs. an accelerated method, in circumstances where intangible assets such as customer relationships may dissipate at a more rapid rate in the earlier periods following a company's succession to these relationships and contracts, with the rate of attrition declining over time. As part of your response, please tell us whether any material adjustments to the purchase price allocation will be made for acquisitions for which the one year measurement period falls within December 2018, and any material adjustmentsfor which the purchase price allocation has been finalized. We may have further comment upon reviewing your response.
Note 19 - Quarterly Results (Unaudited), page F-39

5. Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items that are recognized in any of the quarters presented, such as income tax adjustments related to TCJA, impairment charges, etc. See guidance in Item
      302(A)(3) of Regulation S-K.
Form 10-Q for the Quarter Ended September 30, 2018

Note 2. Revenue Recognition, page 12

6. Please revise your disclosure of your revenue recognition policy to include disclosure of the significant payment terms related to your contracts. See ASC 606-10-50-12.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
with any questions.



                                                            Sincerely,
FirstName LastNameBharat Mahajan
                                                            Division of
Corporation Finance
Comapany NameDaseke, Inc.
                                                            Office of
Transportation and Leisure
December 6, 2018 Page 3
cc:       John Michell
FirstName LastName